

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Mark Kay
Chief Executive Officer
Zerify, Inc.
1090 King Georges Post Road , Suite 603
Edison, NJ 08837

>   **Re: Zerify, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed April 14, 2023**
>   **File No. 000-55012**

Dear Mark Kay:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology